PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130
T. 858.720-6300
F. 619.235.0398

CHRISTOPHER TINEN
P. 858.720.6320
christopher.tinen@procopio.com

DEL MAR HEIGHTS
LAS VEGAS
ORANGE COUNTY
PHOENIX
SAN DIEGO
SILICON VALLEY

March 30, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 21 Filed January 25, 2021 Response dated January 25, 2021 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we are providing additional factual information supporting our response letter dated March 2, 2021. We believe this detailed factual information about the business operations of the Company further supports the Company’s position that its Co-Ownership Agreements and Racing Leases are not “investment securities” as defined in Section 3(a)(2) of the Investment Company Act.

Securities and Exchange Commission

March 30, 2021

The Company has quickly become one of the largest managers of racehorses in the United States and has built a team and processes commensurate with that position in the marketplace. Built and led by our CEO, Michael Behrens, the Company, through its Manager, Experiential Squared, Inc. (the “Manager”), currently employs in excess of 30 employees and independent contractors throughout the nation charged with growing and maintaining a high-performance stable of thoroughbred racehorses. Throughout the operating life cycle of a horse, the Company analyzes, manages, trains, operates and cares for racehorses, including the following specific areas:

Acquisitions of Racehorses

Selecting a racehorse (often referred to as “bloodstock”) to purchase requires a breadth and depth of unique skills. Key responsibilities are assessing a horse’s athletic ability, conformation, pedigree, valuation/potential earnings, and their physical and mental health. The Company has built a team of experts to drive this important part of our business. The Company has assigned Roderick1 to lead this effort (as Head of Bloodstock and Racing) who has over 31 years of experience in acquiring, managing and caring for thoroughbreds across the world in Ireland, England, New Zealand, and Australia and Kentucky. To acquire the best horses at fair valuations, the Company has provided Roderick a significant number of experts that are both employees and independent contractors that contribute to his team. First, and quite unique to our Company is Jeff, who serves as our Resident Veterinarian. Jeff inspects all of our potential acquisitions, reviews the diagnostics and works with Roderick to determine the risk/reward profile of the thoroughbred. We also have retained several of our own bloodstock agents (experts in the acquisition of a horse) to develop short lists. Our Company sends our agents to a given sale, where they inspect horses and provide Roderick a list of their top horses with associated values. He then works with our internal acquisition team, who are also on the sales grounds to narrow it down to a target list. The list is reduced after additional inspections and pedigree reviews. Roderick, with counsel from Joe, our Operations Manager (Master of Animal Sciences from the University of Arizona’s Racetrack Industry Program), and Brian, one of the members of our Manager’s Board of Directors (25-year career in horse racing), who is an expert in the field of horse acquisitions, then assigns valuations to each of the prospective targets and the Company only bids on those horses that meet our criteria, target valuation, and the approved budget provided by our CEO and our Director of Finance. Our Company may then choose to enter into a partnership for a given horse to share the risk and add expertise. Our CEO, head of bloodstock, and operations manager must approve the partner and the partner must agree to our co-ownership agreements.

Training Facility Selection

Prior to joining a trainer at the racetrack, especially with unbroken horses, a training facility has to be identified where the horse will learn to be ridden and raced. Our head of bloodstock and racing leads this selection process as he previously managed his own facility. A member from our racing team (racing manager, operations manager, and head of bloodstock and racing) will often visit these facilities across the country to determine which facility’s program is suited for each horse. Visits include inspections of the facilities, interviews with the trainers, inspections of the track and diligence on their reputation and track record. Once a horse or horses are at a training facility, our team will visit regularly and discuss the horse with the trainer to gauge progress and begin to identify the best circuit and trainer for the racing of the horse. Our staff spends much of their time at these facilities, because assessing a horse accurately early in the process can help enable an optimal training and race strategy in the future.

______________________________

1 We have omitted last names of our operations team for privacy reasons.

Securities and Exchange Commission

March 30, 2021

Trainer Selection

Our bloodstock team has managed hundreds of horses and has worked intimately with many of the industry’s most accomplished trainers. Over the past few years, we have used our expertise and the collective experience of our team to develop a list of approved trainers. We will only acquire racehorses if the horses are with an approved trainer or we have the ability to select the trainer. Selecting the right trainer for a racehorse is also very critical to maximizing the athletic potential and earning potential of a racehorse. Some horses do better with different styles of trainers. Our racing team has a strong command of each trainer’s style, and we assess every new acquisition to determine the appropriate trainer. Trainers are usually agreed to prior to a co-ownership agreement, but in instances the trainer has yet to be identified or is not on the approved list, the co-ownership agreement provides us the right to select one of our preferred trainers. This is true in both lease and ownership agreements.

Race Selections

Once the horse enters a trainer’s stable, it is assigned to one of our Company’s racing managers who works closely with the trainer and our management team to develop race selection strategies, provide governance and make recommendations on rest and care. We have three employees that comprise our group of racing managers. Joe is West Coast (lifelong racing industry veteran, hot walker and groom), Paige is Midwest/Central (graduated from the University of Kentucky with a degree from the Equine Science and Management Program), and Karen is East Coast (former reporter and editor for Daily Racing Form, author of The Training Game, frequent contributor to Bloodhorse and Editorial Content Producer at HRTV). Their role has them spending a significant time at the tracks and the turnout farms (where the horses go for rest and recovery) as well as reviewing workouts and assessing the condition books to identify racing opportunities. Each racing manager is responsible to ensure that the horse is running in races that maximize their earning potential and residual value (value to a breeder post-racing career). There are a multitude of criteria when determining where a horse will run including but not limited to distance of a race, surface of race (turf vs. dirt vs. synthetic), the condition of the race (criteria eligible to enter) and the competition. Racing managers have the responsibility to assess each of these variables of influence in developing their target race plans. We have the same authorities on a lease vs own, although our race selections may differ.

Race Frequency Determinations

Due to length in training or potentially a physical or mental issue, horses often need to be turned out or be given a “break from racing”. Our Company is very aggressive in giving horses time off and this is communicated with our trainers and co-owners. As one of a few racing management companies that have their own resident vet, we are in a good position to co-author this with the trainer via our racing managers. In working with our resident vet, we routinely assess stable runner’s health and care and perform preventative diagnostics to establish baselines. Since we use a small subset of trainers that we have significant experience with, the majority of conclusions are aligned, but in the rare cases they are not, our management team leverages the right to override the trainers’ recommendation. In many cases, there are no underlying physical issues with a horse, but it is our assertion that time off can still re-energize a horse and return him to an optimal state of racing. Our racing managers, our head of bloodstock and acquisition and our operations manager are consistently looking for signs/cycles that would dictate a break is in order. Once this is determined we often approach the co-ownership and trainers with the analysis and recommendation.

Securities and Exchange Commission

March 30, 2021

Veterinary Care and Selection

In racing, it is customary to allow the trainer to use their vet to inspect the horse, recommend care and medication solutions. With the vet being such an important part of the success of a racehorse we not only rely on the trainer’s vet (which are often some of the best in the world since we work with such a select few trainers) but we are one of the few racing operations that have retained a resident vet to provide governance, consistency and what we believe is optimal performance. Our resident vet is highly participatory on all critical veterinarian issues across the portfolio of horses. It is ultimately the decision of our head of racing and bloodstock and our vet’s assessment is taken under heavy advisement in conjunction with recommendation of the trainer and the racing manager. When requested or required by the co-ownership, our head of bloodstock and racing will bring this insight, analysis and recommendation to the co-owners.

Key Business and Financial Decision-making

One of the largest responsibilities is the development of the initial offering that includes the budget to acquire the horse and the required working capital to maintain, care and train our racehorse. Once the series is active, our racing managers work closely with our finance team and operations manager to maximize the financial returns of each horse and corresponding series. This includes ensuring that the races entered provide the optimal value creation, the expenses are efficacious and audited, and that the use of insurance premiums are balanced between protection and expense control. These are all iterative processes and monitored/optimized on an ongoing basis. Additional expenses like nomination fees for stakes races, transportation costs, and care diagnostics and treatment costs of a material amount need to be reviewed and approved by our internal financial governance processes. Many of the decisions are independent of the co-ownership agreement, but those that do impact all parties and are material are discussed and reviewed.

Selling an Asset; Terminating a Racing Lease

Our team has sold hundreds of horses, whether via auctions, private sales or claiming races. Regardless of the percentage we own, the Company always reserves the right to sell its shares in private marketplaces and have the breadth and depth of network partners to do so. We often will bring opportunities to the entire co-ownership as will other members bring us opportunities to sell. In some cases, we collectively agree, but since we all can sell our own interest separately, agreement is not necessary.

In lease agreements, a major control of expense is the ability to void the lease, no longer obligating the series to the ongoing expenses. After each race we model out projected returns to determine if the Company should continue with the lease obligations. This ability to end the lease during its term and end all associated liabilities/expenses provides our racing managers, management team and finance team additional control in its effort to maximize returns.

Overall, the Company feels strongly that each of its employees and contractors contributes extensive value, experience, sophistication and racing industry know-how to the success of each of the Company’s horses, whether fully owned, co-owned or leased. Full biographical information of the Company’s growing team of employees and independent contractors is available upon request.

***

Securities and Exchange Commission

March 30, 2021

Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 22 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.
Christopher L. Tinen, Esq.

cc:                Michael Behrens, My Racehorse CA LLC